Exhibit 99.1

Valens Semiconductor Reports Fourth Quarter and Full Year 2021 Results

Delivered Record Annual and Quarterly Revenue in Both the Audio-Video and Automotive Segments

HOD HASHARON, ISRAEL, March 2, 2022 – Valens Semiconductor Ltd. (NYSE: VLN), a premier provider of high-speed connectivity solutions for the automotive and audio-video markets, today reported financial results for the fourth quarter and full year ended December 31, 2021.

“Valens Semiconductor delivered record revenues for the full year and fourth quarter 2021 exceeding $70 million and $20 million, respectively. The growth was driven by strong demand for our innovative high-speed digital connectivity solutions and solid execution across our company,” said Gideon Ben-Zvi, CEO of Valens Semiconductor.

“2021 was the first full year of mass production of our first-generation chipsets in Mercedes-Benz automobiles, which drove our full year automotive revenues to nearly $8 million. We are well on our way to replicating our Audio-Video success in the Automotive market, and we have achieved several important milestones in 2021 towards this goal. We shipped the first-in-industry engineering samples of MIPI A-PHY standard chipsets, our VA7000, to OEMs, Tier 1s and other leading automotive companies for evaluation and integration into their platforms. In Audio-Video, we introduced and started generating revenue from our newest chipset product family, Stello. Valens is well positioned to capitalize on new opportunities as the market increasingly adopts hybrid models that require video conferencing in the Corporate, Medical and Education verticals.

“2022 is off to a strong start. With our unique standard-setting technology, we continue to leverage our first-mover advantage and deliver offerings that are essential for more advanced and safer driver-assistance systems. We plan to expand our foothold in the Automotive and Audio-Video markets with new product offerings, and to create value for all of our stakeholders in 2022 and beyond,” concluded Ben-Zvi.

Key Financial and Business Highlights

•	Record full year revenues of $70.7 million, up 24.2% from 2020

•	Audio-video revenues increased 14.5% year-over-year to $62.8 million

•	Automotive revenues increased 281% year-over-year to $7.9 million

•	2021 full year GAAP gross margin was 71.6% (non-GAAP gross margin was 71.8%)

•	Record fourth quarter revenues of $20.7 million, up 46.8% from the fourth quarter of 2020, and up 8.7% from the third quarter 2021

•	GAAP gross margin was 71.2% for the fourth quarter 2021 (non-GAAP gross margin was 71.5%)

•	Shipped first-in-industry MIPI A-PHY automotive chipsets to potential customers and leading ecosystem players

•	Generated initial revenue from Stello, the newest Audio-Video product family

•	The Stello chipset is already embedded in designs of more than 100 different products from leading Audio-Video manufacturers

•	Met all demand from customers, in a severely supply constrained environment

•	Record backlog of $78.2 million as of December 31, 2021

•	Strong balance sheet with $174.4 million in cash, cash equivalents and short-term deposits as of year-end 2021

•	Net proceeds from transactions related to Valens listing as a public company totaled $131.6 million

First Quarter and Full Year 2022 Outlook

“2021 was a transformative year for Valens, as we became a public company and with the proceeds, further solidified our balance sheet to fund growth. Going forward, we remain focused on delivering value to all our stakeholders by increasing revenues year after year, optimizing margins and diligently managing our operations. Our ultimate goal is to achieve and then continue to amplify our profitability,” said Dror Heldenberg, CFO of Valens Semiconductor.

“Valens is introducing first quarter 2022 guidance. Revenue is expected to range between $20.6 million and $21.0 million. Gross margins are expected to range between 66.5% and 67.0%. Adjusted EBITDA is expected to be in the range of $(10.7) million to $(9.7) million.

“For the full year 2022, the company expects revenue to range between $83.0 million and $85.0 million. Gross margins are expected to range between 65.5% and 67.2%, as we anticipate substantial growth in our Automotive revenues in 2022 compared to 2021. Adjusted EBITDA is expected to be in the range of $(38.4) million to $(37.8) million,” concluded Heldenberg.

Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call Information

Valens will host a conference call today, Wednesday, March 2, 2022, at 8:30 a.m. Eastern Time (ET) to discuss its fourth quarter and full year 2021 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) dial +1 (888) 642-5032 (U.S.), 0 (800) 917-5108 (UK), 03 918 0609 (Israel) or +972 3 918 0609 (all other locations).

A live webcast of the conference call will be available via the investor relations section of Valens’ website at Valens—Financials—Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens’ website shortly after the call concludes.

NYSE Rule 203.01 Annual Financial Report Announcement

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, Valens Semiconductor Ltd. hereby announces to holders of its ordinary shares that its Annual Report on Form 20-F for 2021 (including its full year 2021 audited financial statements), which was filed with the U.S. Securities and Exchange Commission on March 2, 2021, is available in the investor relations section of its website at https://investors.valens.com/financials/sec-filings/default.aspx. While the company encourages the sustainable approach of downloading and reading the report online, hard copies of the 2021 Annual Report will be provided free of charge, upon request, as follows: Valens Semiconductor Ltd., 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, or by emailing: investors@valens.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the anticipated transaction and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; failure to realize the anticipated benefits of the proposed business combination; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Valens’ ability to manage future growth; Valens’ ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to them; the effects of competition on Valens’ future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the effects of health epidemics, such as the recent global COVID-19 pandemic, have had and could in the future have on Valens’ revenue, its employees and results of operations; the cyclicality of the semiconductor industry; Valens’ ability to adjust its supply chain volume due to changing market conditions or failure to estimate its customers’ demand, including during any downturn in the automotive or audio-video markets; disruptions in relationships with any one of Valens’ key customers; difficulty selling products if customers do not design Valens products into their product offerings; Valens’ dependence on winning selection processes and ability to generate timely or sufficient net sales or margins from those wins; political conditions in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC today, March 2, 2022 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens

Valens Semiconductor is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the automotive and audio-video industries. Valens’ HDBaseT technology is the leading standard in the professional Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of HDBaseT-enabled products. Valens Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that are already on the road and its underlying technology has been selected to become the basis for the new international standard for automotive connectivity. For more, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended December 31,			Year Ended December 31,
	2021	2020	2021	2020
Revenues	20,739	14,123	70,684	56,910
Gross Profit	14,767	10,288	50,579	43,478
Gross Margin	71.2%	72.8%	71.6%	76.4%
Net loss[1]	(7,973)	(6,011)	(26,534)	(19,635)
Cash, cash equivalents and short-term deposits[2]	174,359	61,570	174,359	61,570
Net cash used in operating activities[3]	(11,380)	(6,368)	(21,609)	(19,606)
Non-GAAP Financial Data
Non-GAAP Gross Margin[4]	71.5%	73.4%	71.8%	76.9%
Adjusted EBITDA[5],[6]	(6,951)	(4,592)	(16,098)	(16,366)
Adjusted EBITDA - after issuance-related costs	(6,951)	(4,592)	(14,010)	(16,366)
Loss per share - after issuance-related costs [7]	(0.08)	(0.56)	(0.62)	(1.88)

[1]

The year ended December 31, 2021, includes issuance-related costs in the amount of $5,958 thousand (of which $3,396 thousand derived from Stock based compensation related to options’ vesting acceleration).

[2]	As of the last day of the period.
[3]

The three months and year ended December 31, 2021, include payments of issuance-related costs in the amount of $2,545 thousand and $2,562 thousand, respectively, that were classified to the Statement of Operations.

[4]

GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended December 31, 2021, and 2020, share-based compensation and depreciation expenses were $70 thousand and $72 thousand respectively and for the year ended December 31, 2021, and 2020, share-based compensation and depreciation expenses totaled at $168 thousand and $269 thousand respectively.

[5]

Adjusted EBITDA is defined as net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.

[6]

The year ended December 31, 2021, includes issuance-related costs in the amount of $2,088 thousand (total issuance costs of $5,958 thousand, included in the statement of operations, less $3,396 thousand derived from stock-based compensation (see footnote 1 above) and less an expense of $473 thousand recorded in Financial income, net).

[7]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
REVENUES	20,739	14,123	70,684	56,910
COST OF REVENUES	(5,972)	(3,835)	(20,105)	(13,432)

GROSS PROFIT	14,767	10,288	50,579	43,478
OPERATING EXPENSES:
Research and development expenses	(14,890)	(10,833)	(46,875)	(44,725)
Sales and marketing expenses	(4,460)	(3,420)	(14,214)	(13,657)
General and administrative expenses[8]	(4,042)	(2,454)	(16,556)	(7,884)

TOTAL OPERATING EXPENSES	(23,392)	(16,707)	(77,645)	(66,266)
OPERATING LOSS	(8,625)	(6,419)	(27,066)	(22,788)
Financial income, net[9]	820	428	929	3,300

LOSS BEFORE INCOME TAXES	(7,805)	(5,991)	(26,137)	(19,488)

INCOME TAXES	(169)	(37)	(407)	(164)

LOSS AFTER INCOME TAXES	(7,974)	(6,028)	(26,544)	(19,652)
Equity in earnings of investee	1	17	10	17

NET LOSS	(7,973)	(6,011)	(26,534)	(19,635)

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[10]	(0.08)	(0.90)	(1.15)	(3.25)

WEIGHTED AVERAGE NUMBER OF SHARES USED	97,105,948	10,735,210	33,031,205	10,448,218
USED IN CALCULATION OF NET LOSS PER ORDINARY

[8]

The condensed consolidated statements of operations for the year ended December 31, 2021, include issuance-related costs in the amount of $5,958 thousand ($5,485 thousand in General and administrative expenses and additional $473 thousand in Financial Income, net).

[9]	See footnote 8
[10]	See reconciliation of GAAP to non-GAAP Loss per Share.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

ASSETS	December 31, 2021	December 31, 2020
CURRENT ASSETS
Cash and cash equivalents	56,791	26,316
Short-term deposits	117,568	35,254
Trade accounts receivable	7,095	8,679
Inventories	9,322	3,159
Prepaid expenses and other current assets	8,255	2,969

TOTAL CURRENT ASSETS	199,031	76,377
LONG-TERM ASSETS:
Property and equipment, net	2,741	2,353
Other assets	828	435

TOTAL LONG-TERM ASSETS	3,569	2,788

TOTAL ASSETS	202,600	79,165

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND EQUITY (DEFICIT)
CURRENT LIABILITIES	15,699	11,164
LONG-TERM LIABILITIES:
Warrants liability	—	568
Forfeiture shares	4,658	—
Other long-term liabilities	46	45

TOTAL LONG-TERM LIABILITIES	4,704	613

TOTAL LIABILITIES	20,403	11,777

REDEEMABLE CONVERTIBILE PREFERRED SHARES	—	149,611
SHAREHOLDERS’ EQUITY (DEFICIT)	182,197	(82,223)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)	202,600	79,165

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars in thousands)

	Year Ended December 31,
	2021	2020
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(26,534)	(19,635)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	1,099	1,093
Stock-based compensation	9,869	5,329
Exchange rate differences	(496)	(2,821)
Interest from short-term deposits	87	524
Change in fair value of warrant liability	—	109
Change in fair value of forfeiture shares	173	—
Equity in earnings of investee, net of dividend received	18	11
Changes in operating assets and liabilities:
Trade accounts receivable	1,584	(944)
Prepaid expenses and other current assets	(5,286)	(741)
Inventories	(6,163)	(449)
Long-term assets	(411)	(1)
Current liabilities	4,450	(2,081)
Other long-term liabilities	1	—

Net cash used in operating activities	(21,609)	(19,606)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(121,947)	(86,861)
Maturities of short-term deposits	39,227	116,036
Purchase of property and equipment	(1,443)	(861)

Net cash provided by (used in) investing activities	(84,163)	28,314
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeded from Transactions related to the Merger, net	134,185	—
Exercise of options	1,246	406

Net cash provided by financing activities	135,431	406
Effect of exchange rate changes on cash and cash equivalents	816	1,646
INCREASE IN CASH AND CASH EQUIVALENTS	30,475	10,760
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	26,316	15,556

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	56,791	26,316

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	417	139

NON-CASH ACTIVITY
Trade accounts payable on account of property and equipment	44	—
Unpaid issuance costs	41	—
Conversion of redeemable convertible preferred shares	150,179	—
Issuance of forfeiture shares	4,485	—

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Net loss[11]	(7,973)	(6,011)	(26,534)	(19,635)
Adjusted to exclude the following:
Financial income (expense), net	(820)	(428)	(929)	(3,300)
Income taxes	169	37	407	164
Equity in earnings of investee	(1)	(17)	(10)	(17)
Depreciation	312	294	1,099	1,093
Share-based compensation expenses	1,362	1,533	9,869	5,329
Adjusted EBITDA - before issuance-related costs	(6,951)	(4,592)	(16,098)	(16,366)
Issuance-related costs	—	—	2,088	—
Adjusted EBITDA - after issuance-related costs	(6,951)	(4,592)	(14,010)	(16,366)

[11]	See footnote 1

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP Tables

(U.S. Dollars in thousands)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended December 31,		Year Ended December 31,
GAAP Loss per Share	2021	2020	2021	2020
GAAP Net Loss	(7,973)	(6,011)	(26,534)	(19,635)
Adjusted to include the following:
Accrued dividend related to Preferred Shares[12]	—	(3,662)	(11,330)	(14,330)
Total Loss used for computing Loss per share	(7,973)	(9,673)	(37,864)	(33,965)
Weighted average number of shares used in calculation of net loss per share	97,105,948	10,735,210	33,031,205	10,448,218
GAAP Loss per share	(0.08)	(0.90)	(1.15)	(3.25)

	Three Months Ended December 31,			Year Ended December 31,
Non-GAAP Loss per Share	2021	2020	2021	2020
GAAP Net loss	(7,973)	(6,011)	(26,534)	(19,635)
Adjusted to exclude the following:
Issuance-related costs	—	—	5,958	—
Total Loss used for computing Loss per share	(7,973)	(6,011)	(20,576)	(19,635)
Weighted average number of shares used in calculation of net loss per share	97,105,948	10,735,210	33,031,205	10,448,218
Non-GAAP Loss per share	(0.08)	(0.56)	(0.62)	(1.88)

[12]	All Preferred Shares were converted into Ordinary Shares as of September 29, 2021.

For more information, please contact:

Daphna Golden, VP Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor